UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
Heather Krasnow, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com
NCL CORPORATION REPORTS
FIRST QUARTER RESULTS FOR 2006
MIAMI — May 18, 2006 — NCL Corporation Ltd. (“NCL” or the “Company”) reported a net loss of $28.1 million on total revenues of $422.5 million for its first quarter ended March 31, 2006. This compares to net income of $6.0 million on total revenues of $349.0 million for the first quarter ended March 31, 2005. The net loss for the first quarter ended March 31, 2006 included a foreign exchange translation loss of $5.1 million, as compared to a gain of $4.3 million for same period of the prior year.
Driven primarily by a 15.3% increase in Capacity Days and a 1.8% increase in Net Yields, total revenues for the first quarter of 2006 increased 21.1% compared to the first quarter of 2005. Net Yields improved in the first quarter of 2006 from the same quarter in 2005 primarily as a result of an increase in onboard spending and higher passenger ticket revenues. Gross Yields increased 5.0% from the first quarter of 2005.
Net Cruise Costs per Capacity Day for the first quarter of 2006 increased 6.4% compared to the first quarter of 2005. The increase in these costs was primarily due to increased payroll and related expenses and higher fuel costs, partially offset by lower SG&A and other operating expenses, on a capacity adjusted basis. Gross Cruise Costs per Capacity Day increased 8.6%.
The growth in payroll and related expenses was primarily attributable to increased payroll costs associated with U.S. crew used in the Company’s inter-island cruises in Hawaii, which began operations in June 2004 and expanded to three ships with the delivery of Pride of Hawai’i in April 2006. Cost associated with the crewing of this ship began well ahead of her first revenue cruise which is scheduled at the end May 2006 and were well underway during the first quarter of 2006. The increase in fuel costs was driven by a 52% increase in fuel prices. During the quarter, average fuel prices increased to $337 per metric ton from $222 per metric ton in the first quarter of 2005.
“Consistent with our expectations, the first quarter continued to feel the effects of higher fuel costs and the impact of significant start-up costs associated with our NCL America operations,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “While the NCL America start-up costs continue to be challenging, we expect to see some stabilization of these costs after Pride of Hawai’i begins revenue service and our three-ship deployment is complete. The first quarter also felt the effects of softer pricing in the winter/spring Caribbean, both from southern ports and New York, as previously indicated in our fourth quarter conference call.”
Outlook
Booking levels, adjusted for the 17% increase in capacity, are slightly lower than at the same time last year; however, pricing continues to be ahead. The demand environment is not as robust as last year, suggesting that consumers generally may be feeling some impact of higher fuel prices and increased interest rates. However, with the addition of 17% capacity, the Company has a better year-over-year mix of higher yielding itineraries such as Hawaii and Europe. Therefore, the Company continues to expect Net Yields to increase approximately 5% for the full year of 2006.
The Company has scheduled a conference call at 10 a.m. Eastern Daylight Time today to discuss its earnings. This call can be listened to live or on a delayed basis on the Company’s web site at www.ncl.com/investors.

Terminology and Non-GAAP Financial Measures
Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields
Gross Yields represent total revenues per Capacity Day.
Net Yields
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believe that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance. The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.
Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income, the Company believes changes in Net Cruise Costs to be the most relevant indicator of its performance and is commonly used in the cruise industry as a measurement of costs.

Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.
Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100 indicates that three or more passengers occupied some cabins.
NCL is an innovative cruise company headquartered in Miami, Florida, with a fleet of 15 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America, and Orient Lines. The Company is currently building two ships, Norwegian Pearl for delivery in the fourth quarter of 2006 and Norwegian Gem for delivery in the fourth quarter of 2007.
For further information, please contact NCL in the U.S. and Canada at (800) 327-7030; visit NCL’s website at www.ncl.com or on AOL at keyword: NCL; or to download high-resolution photography, visit www.ncl.com/hires.
This earnings release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “will,” “may,” “believes,” “expects,” “intends,” “anticipates,” “projects,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by our targeted customers; the Company’s ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with our expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; emergency ship repairs; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this earnings release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on the Company’s web site at www.ncl.com/investors.
Financial Tables Follow
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NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(in thousands)

	Three months ended
	March 31,
	2005	2006
Revenues
Passenger ticket revenues	$254,320	$304,712
Onboard and other revenues	94,711	117,824

Total revenues	349,031	422,536

Cruise operating expenses
Commissions, transportation and other	66,995	86,999
Onboard and other	28,137	37,556
Payroll and related	65,152	89,291
Fuel	22,523	37,773
Food	21,326	22,368
Ship charter costs	7,439	6,467
Other operating	41,237	46,718

Total cruise operating expenses	252,809	327,172

Marketing, general and administrative expenses	55,622	58,991
Depreciation and amortization	22,648	32,798

Total operating expenses	331,079	418,961

Operating income	17,952	3,575

Non-operating (income) expense
Interest income	(728)	(863)
Interest expense, net of capitalized interest	17,032	28,842
Other (income) expense, net	(4,338)	3,707

Total non-operating expense	11,966	31,686

Net income (loss)	$5,986	$(28,111)

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(in thousands, except share data)

	December 31,	March 31,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$60,416	$76,149
Restricted cash	48,034	58,486
Accounts receivable, net	11,691	12,440
Note from Parent	12,325	—
Amount due from Parent	—	1,801
Consumable inventories	29,133	26,264
Prepaid expenses and others	27,203	33,390
Deferred drydocking costs	14,591	15,670

Total current assets	203,393	224,200
Property and equipment, net	3,096,456	3,133,827
Deferred drydocking costs	9,273	7,830
Goodwill	400,254	400,254
Tradenames	218,538	218,538
Other assets	80,177	78,340

Total assets	$4,008,091	$4,062,989

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$140,694	$141,382
Accounts payable	73,003	51,257
Accrued expenses and other liabilities	137,634	149,347
Amount due to Parent	3,141	—
Advance ticket sales	281,849	338,767

Total current liabilities	636,321	680,753
Long-term debt	1,965,983	2,003,636
Other long-term liabilities	2,631	2,474

Total liabilities	2,604,935	2,686,863

Commitments and contingencies	—	—

Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,501,929	1,502,022
Unamortized stock option expense	(593)	—
Accumulated other comprehensive income	—	395
Accumulated deficit	(98,192)	(126,303)

Total shareholder’s equity	1,403,156	1,376,126

Total liabilities and shareholder’s equity	$4,008,091	$4,062,989

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(in thousands)

	Three months ended
	March 31,
	2005	2006
Cash flows from operating activities
Net income (loss)	$5,986	$(28,111)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,648	32,798
(Gain) loss on translation of debt	(4,745)	4,664
Other	38	191
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	901	(749)
(Increase) decrease in consumable inventories	(572)	2,869
Increase in prepaid expenses and other assets	(4,065)	(2,877)
Increase in deferred drydocking costs	(3,817)	(5,555)
Decrease in accounts payable	(8,523)	(21,746)
Increase in accrued expenses and other liabilities	12,792	11,556
Increase in advance ticket sales	46,794	56,918

Net cash provided by operating activities	67,437	49,958

Cash flows from investing activities
Capital expenditures	(181,374)	(59,737)
Increase in restricted cash	(8,174)	(10,452)

Net cash used in investing activities	(189,548)	(70,189)

Cash flows from financing activities
Principal repayments on long-term debt	(26,583)	(50,841)
Proceeds from debt	150,642	80,005
(Repayment of advances) proceeds from Parent	(622)	7,074
Contribution from Parent	461	—
Payment of loan arrangement fees	(698)	(274)

Net cash provided by financing activities	123,200	35,964

Net increase in cash and cash equivalents	1,089	15,733
Cash and cash equivalents at the beginning of period	172,424	60,416

Cash and cash equivalents at the end of period	$173,513	$76,149

Non-cash investing activity
Capital lease obligations	$7,232	$4,513

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(UNAUDITED)
The following table sets forth selected statistical information for the periods presented:

	Three months ended
	March 31,
	2005	2006
Passengers Carried	217,202	239,502
Passenger Cruise Days	1,715,936	2,001,570
Capacity Days	1,643,584	1,894,548
Occupancy Percentage	104.4%	105.6%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended
	March 31,
	2005	2006
Passenger ticket revenues	$254,320	$304,712
Onboard and other revenues	94,711	117,824

Total revenues	349,031	422,536

Less:
Commissions, transportation and other	66,995	86,999
Onboard and other	28,137	37,556

Net revenues	$253,899	$297,981

Capacity Days	1,643,584	1,894,548
Gross Yields	$212.36	$223.03
Net Yields	$154.48	$157.28
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except per Capacity Days data):

	Three months ended
	March 31,
	2005	2006
Total cruise operating expenses	$252,809	$327,172
Marketing, general and administrative expenses	55,622	58,991

Gross Cruise Costs	308,431	386,163

Less:
Commissions, transportation and other	66,995	86,999
Onboard and other	28,137	37,556

Net Cruise Costs	$213,299	$261,608

Capacity Days	1,643,584	1,894,548
Gross Cruise Costs per Capacity Day	$187.66	$203.83
Net Cruise Costs per Capacity Day	$129.78	$138.08

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ Bonnie S. Biumi
		Name:	Bonnie S. Biumi
		Title:	Chief Financial Officer